vnu

03 JAN 31 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

03003536

Date January 21, 2003
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com

Subject **ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release:

- **VNU TO EXPLORE STRATEGIC OPTIONS FOR BOTH ACNIELSEN'S EUROPEAN CUSOMIZED RESEARCH BUSINESS AND CLARITAS EUROPE,** dated January 21, 2003.

With kind regards,
VNU bv

Rob de Meel
Director

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dle 2/3

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands

Press release

Date January 21, 2003

VNU TO EXPLORE STRATEGIC OPTIONS FOR BOTH ACNIELSEN'S EUROPEAN CUSTOMIZED RESEARCH BUSINESS AND CLARITAS EUROPE

Haarlem, The Netherlands - VNU, a leading international media and information company, today announced it is exploring strategic options, including the possible sale, of two of its Marketing Information units in Europe – ACNielsen's Customized Research services and Claritas Europe, with combined revenues of approximately EUR 130 million.
In doing so, VNU aims to re-focus resources and management attention on those activities closest to VNU's mainstream marketing information businesses to deliver sustained value growth.

Brian Chadbourne, President and CEO of VNU Marketing Information EMEA commented: "ACNielsen's European Customized Research business and Claritas Europe are both well-established businesses with strong management and long-term client relationships, but they operate with little synergy with the rest of our marketing information business in the European marketplace."

ACNielsen's European Customized Research business, employing approximately 225 employees (FTE's), conducts a broad range of qualitative and quantitative research activities across a wide spectrum of industry sectors. The evaluation of strategic options for ACNielsen's Customized Research business is limited solely to Europe, where it operates currently in ten countries, with little client overlap with ACNielsen's other businesses.

VNU's customized research activities outside Europe remain an important part of its core marketing information business and are unaffected by this process. In this regard, VNU maintains extensive market leading customized operations in Asia Pacific, Central and Eastern Europe, Africa and the Middle East. Customized operations in these regions are fully integrated into overall marketing information activities and ACNielsen's core product offering to clients. The activities of ACNielsen BASES, the world's leading provider of pre-market consumer insights for marketers of consumer package goods, are also unaffected by the evaluation in Europe.

VNU has retained the specialized firm, Veronis, Suhler & Stevenson, Inc. as its advisor to look into the strategic options for ACNielsen's European Customized Research businesses.

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Claritas Europe, employing approximately 700 people (FTE's), owns and operates the largest consumer lifestyle databases in Europe, serving the Direct Marketing industry. It has offices in eight countries and is run independently from Claritas, Inc. in the U.S. Claritas Europe has a broad customer base, however it lacks synergy with the other activities of VNU Marketing Information Europe. In the U.S., VNU's Claritas, Inc. operations have a fundamentally different business model from their European namesake and VNU remains committed to its presence in that market.

As VNU's Marketing Information group focuses on its core activities, both ACNielsen's European Customized Research business and Claritas Europe will continue to serve the marketplace at full strength, and will be fully supported by VNU during the strategic evaluation process.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4 billion.

Press contacts	Maarten Schikker	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00